                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                   Under the Securities Exchange Act of 1934

                      PEDIATRIC SERVICES OF AMERICA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                           ($.01 par value per share)
                         (Title of class of securities)
                                   705323103
                                 (CUSIP NUMBER)

                           ChoicePoint Services Inc.
                              1000 Alderman Drive
                           Alpharetta, Georgia 30005
                      Attention: J. Michael de Janes, Esq.
                          Telephone No. (770) 752-5745
          (Name, address and telephone number of person authorized to receive notices and communications)

                                    Copy to:
                              B. Lynn Walsh, Esq.
                               Hunton & Williams
                         NationsBank Plaza - Suite 4100
                           600 Peachtree Street, N.E.
                          Atlanta, Georgia 30308-2216

                               December 29, 1997
            (Date of Event Which Requires Filing of This Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                         (Continued on following pages)
                              (Page 1 of 6 pages)

The Information required on the remainder of this cover page shall not deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act.


 ------------------------------------------------------                                ----------------------------
 CUSIP NO.  705323103                                                13D               PAGE 2 OF 6 PAGES
            ---------
 ------------------------------------------------------                                ----------------------------


-------------------------------------------------------------------------------------------------------------------
1              NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               ChoicePoint Services Inc.

               58-1276168

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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  [_]
                                                                                                       (b)  [_]

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3              SEC USE ONLY

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4              SOURCE OF FUNDS*

               00

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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) or 2 (e)                                                            [_]

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6              CITIZENSHIP OR PLACE OR ORGANIZATION

               Georgia

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      NUMBER OF SHARES         7    SOLE VOTING POWER
        BENEFICIALLY
       OWNED BY EACH                445,050
         REPORTING
        PERSON WITH
                            ---------------------------------------------------------------------------------------
                               8    SHARED VOTING POWER


                            ---------------------------------------------------------------------------------------
                               9    SOLE DISPOSITIVE POWER

                                    445,050
                            ---------------------------------------------------------------------------------------
                               10   SHARED DISPOSITIVE POWER


-------------------------------------------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           445,050
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                                     [_]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.8%
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14         TYPE OF REPORTING PERSON*

           CO
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

*SEE INSTRUCTIONS BEFORE FILLING OUT

                                                      PAGE 3 OF 6 PAGES


ITEM 1.    SECURITY AND ISSUER.

         This Statement relates to the common stock, $.01 par value per share (the "Common Stock"), of Pediatric Services of America, Inc., a Delaware corporation (the "Issuer"), having its principal offices at 3159 Campus Drive, Norcross, Georgia 30071.

ITEM 2.    IDENTITY AND BACKGROUND.

         This statement is filed by ChoicePoint Services Inc. ("ChoicePoint Services"), a Georgia corporation and wholly-owned subsidiary of ChoicePoint Inc., a Georgia corporation ("CPI").

         ChoicePoint Services and CPI provide risk management and fraud prevention information and related technology solutions to the insurance industry. ChoicePoint Services owns approximately 6.8% of the outstanding shares of the Issuer. The principal place of business and principal executive offices of both ChoicePoint Services and CPI are located at 1000 Alderman Drive, Alpharetta Georgia, 30005.

         The names, business addresses and occupational information for: (a) each executive officer and director of ChoicePoint Services and (b) each executive officer and director of CPI are set forth in Exhibit A. Neither ChoicePoint Services nor CPI, nor to the best of the knowledge of ChoicePoint Services and CPI, any of the persons listed on Exhibit A has (a) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not Applicable.

ITEM 4.    PURPOSE OF TRANSACTION.

         This Amendment No. 1 to Schedule 13D is being filed to report the disposition by ChoicePoint Services of beneficial ownership, on December 29, 1997, of 50,000 shares of the Common Stock of the Issuer previously held by ChoicePoint Services to ChoicePoint Foundation, a charitable foundation. ChoicePoint Services initially acquired an aggregate of 495,050 shares of Common Stock pursuant to an Asset Purchase Agreement (the "Purchase Agreement") dated as of December 2, 1997 (and which closed on December 15, 1997), by and among ChoicePoint Services Inc., ChoicePoint Inc., Insurance Medical Reporter, Inc., a California corporation, and the Issuer. A copy of the Purchase Agreement was filed as Exhibit B to the Schedule 13D filed by ChoicePoint Services on December 24, 1997.

                                                      PAGE 4 OF 6 PAGES


         Except as described in the Purchase Agreement, ChoicePoint Services does not have any plans or proposals which relate to or would result in:

       (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

       (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

       (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

       (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;

       (e) any material change in the present capitalization or dividend policy of the Issuer;

       (f) any other material change in the Issuer's business or corporate structure;

       (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

       (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

       (i) a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

       (j)     any action similar to those enumerated above.

         ChoicePoint Services reserves the right to purchase or sell additional shares of the Common Stock, at any time, without further notice or prior amendment to this Amendment No. 1 to Schedule 13D. ChoicePoint Services also reserves the right to change its intentions with respect to any or all of the foregoing and its right to act either alone or together with any other person or group.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

         ChoicePoint Services beneficially owns 445,050 shares of Common Stock, representing approximately 6.8% of the outstanding shares of Common Stock. ChoicePoint Services holds sole voting and dispositive power with respect to such shares.

         Except as described in Item 4 of this Amendment No. 1 to Schedule 13D, ChoicePoint Services has not had any transactions in the Common Stock within the past 60 days.

                                                      PAGE 5 OF 6 PAGES


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         ChoicePoint Services has represented pursuant to the Purchase Agreement that the shares that are the subject of this Amendment No. 1 to
Schedule 13D were acquired for investment for ChoicePoint Services' own account, and not with a view to the direct or indirect sale or distribution of such shares. Pursuant to the Purchase Agreement, the certificates evidencing the shares that are the subject of this Amendment No. 1 to Schedule 13D shall bear a restrictive legend with respect to the sale or transfer of such shares, and such legend shall not be removed in the absence of (i) an effective registration statement under the Securities Act of 1933, as amended, and any other applicable state securities laws or (ii) an opinion of counsel reasonably satisfactory to the Issuer, that such registration is not required.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

   Exhibit A        Executive Officers and Directors of ChoicePoint Services
                    and CPI.

                                   EXHIBIT A


                        DIRECTORS AND EXECUTIVE OFFICERS
                        OF CHOICEPOINT SERVICES INC. AND
                                CHOICEPOINT INC.


  I.    CHOICEPOINT SERVICES INC.


        NAME                    OCCUPATION                   ADDRESS                             CITIZENSHIP
        ----                    ----------                   -------                             -----------
        Derek V. Smith          President and                1000 Alderman Drive                    U.S.A.
                                Director of                  Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                President, Chief             1000 Alderman Drive
                                Executive Officer and        Alpharetta, Georgia
                                Director of                                30005
                                ChoicePoint Inc.

        Dan H. Rocco            Executive Vice               1000 Alderman Drive                    U.S.A.
                                President of                 Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                Executive Vice               1000 Alderman Drive
                                President of                 Alpharetta, Georgia
                                ChoicePoint Inc.                           30005

        Douglas C.              Executive Vice               1000 Alderman Drive                    U.S.A.
        Curling                 President and                Alpharetta, Georgia
                                Treasurer of                               30005
                                ChoicePoint Services
                                Inc.

                                Executive Vice               1000 Alderman Drive
                                President, Chief             Alpharetta, Georgia
                                Financial Officer and                      30005
                                Treasurer of
                                ChoicePoint Inc.


        K.R. Kavanaugh          Vice President of            1000 Alderman Drive                       U.S.A.
                                ChoicePoint Services         Alpharetta, Georgia
                                Inc.                                       30005

        J. Michael de           General Counsel and          1000 Alderman Drive                       U.S.A.
        Janes                   Secretary of                 Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                General Counsel and          1000 Alderman Drive
                                Assistant Secretary of       Alpharetta, Georgia
                                ChoicePoint Inc.                           30005

        C.B. Rogers, Jr.        Chairman of the              1000 Alderman Drive                       U.S.A.
                                Board of Directors of        Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                Chairman of the              1000 Alderman Drive
                                Board of Directors of        Alpharetta, Georgia
                                ChoicePoint Inc.                           30005

                                Chairman of the              1600 Peachtree Street, N.W.
                                Board of Directors of        Atlanta, Georgia 30309
                                Equifax Inc.

        Mary McLemore           Assistant Secretary of       1000 Alderman Drive                       U.S.A.
                                ChoicePoint Services         Alpharetta, Georgia
                                Inc.                                       30005

        Jeffrey B. Piefke       Assistant Treasurer of       1000 Alderman Drive                       U.S.A.
                                ChoicePoint Services         Alpharetta, Georgia
                                Inc.                                       30005

 II.    CHOICEPOINT INC.


        NAME                    OCCUPATION                   ADDRESS                                CITIZENSHIP
        ----                    ----------                   -------                                -----------
        Derek V. Smith          President, Chief             1000 Alderman Drive                       U.S.A.
                                Executive Officer and        Alpharetta, Georgia
                                Director of                                30005
                                ChoicePoint Inc.

                                President and                1000 Alderman Drive
                                Director of                  Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

        Dan H. Rocco            Executive Vice               1000 Alderman Drive                       U.S.A.
                                President of                 Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                Executive Vice               1000 Alderman Drive
                                President of                 Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

        Douglas C.              Executive Vice               1000 Alderman Drive                       U.S.A.
        Curling                 President, Chief             Alpharetta, Georgia
                                Financial Officer and                      30005
                                Treasurer of
                                ChoicePoint Inc.

                                Executive Vice               1000 Alderman Drive
                                President and                Alpharetta, Georgia
                                Treasurer of                               30005
                                ChoicePoint Services
                                Inc.

        David T. Lee            Senior Vice President        1000 Alderman Drive                      U.S.A.
                                                             Alpharetta, Georgia
                                                                           30005

        J. Michael de           General Counsel and          1000 Alderman Drive                       U.S.A.
        Janes                   Assistant Secretary of       Alpharetta, Georgia
                                ChoicePoint Inc.                           30005

                                General Counsel and          1000 Alderman Drive
                                Secretary of                 Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

        C.B. Rogers, Jr.        Chairman of the              1000 Alderman Drive                       U.S.A.
                                Board of Directors of        Alpharetta, Georgia
                                ChoicePoint Inc.                           30005

                                Chairman of the              1000 Alderman Drive
                                Board of Directors of        Alpharetta, Georgia
                                ChoicePoint Services                       30005
                                Inc.

                                Chairman of the              1600 Peachtree Street, N.W.
                                Board of Directors of        Atlanta, Georgia 30309
                                Equifax Inc.

        Ron D. Barbaro          Director of                  1000 Alderman Drive                       U.S.A.
                                ChoicePoint Inc.             Alpharetta, Georgia
                                                                           30005

        James M. Denny          Director of                  1000 Alderman Drive                       U.S.A.
                                ChoicePoint, Inc.            Alpharetta, Georgia
                                                                           30005

                                Managing Director of         Sears Tower, Suite 8670
                                William Blair Capital        233 South Wacker
                                Partners, L.L.C.             Chicago, Illinois  60606

        Daniel W.               Director of                  1000 Alderman Drive                       U.S.A.
        McGlaughlin             ChoicePoint, Inc.            Alpharetta, Georgia
                                                                           30005

                                Vice Chairman of the         1600 Peachtree Street, N.W.
                                Board of Directors           Atlanta, Georgia 30309
                                and Chief Executive
                                Officer of Equifax
                                Inc.

        Julia B. North          Director of ChoicePoint      1000 Alderman Drive                       U.S.A.
                                Choicepoint Inc.             Alpharetta, Georgia
                                                                           30005

                                President and Chief          5801 Goshen Springs Road
                                Executive Officer of         Norcross, Georgia 30371
                                VSI Enterprises, Inc.

        Charles I. Story        Director of                  1000 Alderman Drive                       U.S.A.
                                ChoicePoint Inc.             Alpharetta, Georgia
                                                                           30005

                                President and Chief          First American Center
                                Executive Officer of         315 Deaderick Street
                                INROADS, Inc.                Box 97
                                                             Nashville, Tennessee
                                                                           37238

                                                             PAGE 6 OF 6 PAGES


                                   SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.




                                             CHOICEPOINT SERVICES INC.



Date: January 6, 1998                        By: /s/ Douglas C. Curling
                                                ------------------------------
                                                Douglas C. Curling
                                                Executive Vice President and
                                                Chief Financial Officer